DEREK OIL & GAS CORPORATION

FORM 51-101F1 (Revised)
STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

TABLE OF CONTENTS

PART 1 **DATE OF STATEMENT**
  Item 1.1 **Relevant Dates**

PART 2 **DISCLOSURE OF RESERVES DATA**
  Item 2.1 **Reserves Data (Constant Prices and Costs)**
  Item 2.2 **Reserve Data (Forecast Prices and Costs)**
  Item 2.3 **Reserves Disclosure Varies with Accounting**
  Item 2.4 **Future Net Revenue Disclosure Varies with Accounting**

PART 3 **PRICING ASSUMPTIONS**
  Item 3.1 **Constant Prices Used in Estimates**
  Item 3.2 **Forecast Prices Used in Estimates**

PART 4 **RECONCILLIATIONS OF CHANGES IN RESERVES AND FUTURE NET REVENUE**
  Item 4.1 **Reserves Reconciliation**
  Item 4.2 **Future Net Revenue Reconciliation**

PART 5 **ADDITIONAL INFORMATION RELATING TO RESERVES DATA**
  Item 5.1 **Undeveloped Reserves**
  Item 5.2 **Significant Factors or Uncertainties**
  Item 5.3 **Future Development Costs**

PART 6 **OTHER OIL AND GAS INFORMATION**
  Item 6.1 **Oil and Gas Properties and Wells**
  Item 6.2 **Properties with No Attributed Reserves**
  Item 6.3 **Forward Contracts**
  Item 6.4 **Additional Information Concerning Abandonment and Reclamation Costs**
  Item 6.5 **Tax Horizon**
  Item 6.6 **Costs Incurred**
  Item 6.7 **Exploration and Development Activities**
  Item 6.8 **Production Estimates**
  Item 6.9 **Production History**

PART 1   DATE OF STATEMENT
Item 1.1   Relevant Dates

1. <u>Date the statement</u>:   October 19, 2004

2. <u>Disclose the effective date of the information being provided</u>:   April 30, 2004

3. <u>Disclose the preparation date of the information being provided:</u>   May 1, 2004

PART 2   DISCLOSURE OF RESERVES DATA
Item 2.1   Reserves Data (Constant Prices and Costs)

During the year ending April 30, 2004 and therefore at the effective date of April 30, 2004, Derek Oil & Gas Corporation was involved with a single oil property, the LAK Ranch property, located in Wyoming. The LAK Ranch property had no proved reserves in any proved category during this period. Reserves in the possible category are discussed under Item 2.2.

Item 2.2   Reserve Data (Forecast Prices and Costs)

1.   <u>Breakdown of Reserves – LAK Ranch Property</u>:

    Country: <u>United States</u>

This evaluation uses the definition of reserves category from the Canadian Oil and Gas Evaluation Handbook and conforms to NI 51-101 (Standards of Disclosure for Oil & Gas Activities). The net cash flow is calculated at **forecast prices and costs** and **constant prices and costs** for the possible reserves, to all future time and after deduction of the capital and operating costs, royalties, severance and ad valorem tax but before income tax. All cash flow data is in U. S. dollars. A summary of the Company's net share of possible reserves and net share of the future net revenue undiscounted and discounted at 5%, 10%, 15% and 20% is presented as follows:

Reserve Category **Escalated & Constant Cases**	Gross to the Company Oil (Mbbl – Heavy Oil)	Net to the Company Oil (Mbbl – Heavy Oil)
Possible	4,588.9	3,627.6

Reserve Category	Present Worth Net Cash Flow (in $M) Discounted @				
	0%	5%	10%	15%	20%
Possible **(Escalated Case)**	49,584.9	33,163.0	23,062.2	16,599.8	12,318.1
After Tax Cash Flow	34,356.7	22,685.4	15,553.8	11,026.9	8,054.5
Possible **(Constant Case)**	74,574.5	50,673.9	35,764.8	26,092.2	19,595.3
After Tax Cash Flow	52,045.3	35,097.7	24,569.1	17,771.2	13,230.0

The forecast case uses the price forecasts of Gilbert Lausten Jung Associates (www.glja.com) and the constant case uses the oil price of $34.25/barrel on May 1, 2004. The gross reserve is Derek's share of production before royalties and the net reserve is Derek's share of production after deduction of royalties.

The estimated cash flow values do not represent a fair market value. Abandonment costs have been included, however facilities and environmental costs have not been included as it is assumed that the salvage value of field equipment will offset the said liabilities.

LAK Ranch Prospect – Economic Parameters

A) Price Forecast(U.S. Funds)

Gilbert Lausten Jung (2004-04) Pricing.

Oil purchaser – Equiva Trading Company , WTI Posted Price ($34.25/bbl in 2004) + quality adjustment.

Quality Adjustment: the oil gravity produced from LAK Ranch is in the range of 19 degrees and is classified as heavy oil; however, due to the naphthenic base composition of the oil and suitability for use in jet fuels, it receives a positive, quality adjustment to the heavy oil benchmark prices. Based on the actual price received for the oil sold during the first pilot test in January 2002 and information provided by the present operator, Ivanhoe Energy (USA) Inc., the quality adjustment results in a price equal to or slightly above the "Wyoming Sweet" grade, which closely tracks the West Texas Intermediate posting.

B) Operating Costs (2004 U.S. Dollars)

Fixed Costs:
Producing well: $ 1,500/well/month
Injection well: $ 500/well/month (5 injectors per producer)
Facilities: $ 75,000/year

Variable Costs:

Power Costs (Natural Gas): 2.2 barrels of steam per Mcf priced at Gilbert Lausten Jung (2004-04) Pricing – @ Henry Hub ($5.70/Mcf in 2004)

Water Treating: $0.10/bbl of steam
Start Up Operating – Steam Cycle ($45,000 per producing well)
     2004   1 well - $ 45,000
     2005   2 wells - $ 90,000
     2006   1 well - $ 45,000
     2007   6 wells - $270,000
     2008   6 wells - $270,000
     2009   6 wells - $270,000

C) Capital Costs (2004 U.S. Dollars)

Costs:

Drill & Complete HZ Production Well -	$650,000
Drill & Complete Injection Well -	$ 60,000
Drill & Complete Delineation Well -	$ 50,000
Drill & Complete Observation Well -	
Pilot and Phase I	$ 50,000
Phase II	$ 55,000
Steam Generator -	$500,000
Water Plant -	$500,000
Gathering/Injection Lines/well -	$ 12,500
Well Workovers/Prod. Well -	$ 35,000
Field Facilities -	Variable

Schedule:

Year	Development Description	Gross Capital Expenditures	Derek's Share of Capital Expenditures
2004	Drill & Complete 5 Injection wells	$ 300,000	
	Steam Generator	$ 150,000	
	Gathering/Injection lines	$ 30,000	
	Surface Facilities	$ 100,000	
	3D Seismic	$ 900,000	
Total		$ 1,480,000	$0
2005	Drill & Complete 2HZ wells	$ 1,300,000	
	Drill & Complete 10 Injection wells	$ 600,000	
	Drill & Complete 2 Observation wells	$ 100,000	
	Drill & Complete 4 Delineation wells	$ 200,000	
	Drill & Complete Water Disposal well	$ 170,000	
	1 Steam Generator	$ 500,000	
	Water Plant	$ 500,000	
	Gathering/Injection lines	$ 150,000	
	Surface Facilities	$ 455,000	
Total		$ 3,975,000	$182,100
2006	Drill & Complete 1 HZ well	$ 650,000	
	Drill & Complete 5 Injection wells	$ 300,000	
	Drill & Complete 4 Observation wells	$ 200,000	
	Drill & Complete 2 Delineation wells	$ 100,000	
	2 Steam Generators	$ 1,000,000	
	Water Plant	$ 500,000	
	Gathering/Injection lines	$ 60,000	

	Surface Facilities	$ 350,000	
Total		$ 3,160,000	$1,106,000
2007	Drill & Complete 6 HZ wells	$ 3,900,000	
	Drill & Complete 30 Injection wells	$ 1,800,000	
	Drill & Complete 10 Observation wells	$ 550,000	
	Drill & Complete 12 Delineation wells	$ 600,000	
	2 Steam Generators	$ 1,000,000	
	Water Plant	$ 500,000	
	Gathering/Injection lines	$ 360,000	
	Surface Facilities	$ 350,000	
Total		$ 9,060,000	$3,171,000
2008	Drill & Complete 6 HZ wells	$ 3,900,000	
	Drill & Complete 30 Injection wells	$ 1,800,000	
	Drill & Complete 10 Observation wells	$ 550,000	
	Drill & Complete 12 Delineation wells	$ 600,000	
	2 Well Workovers	$ 70,000	
	2 Steam Generators	$ 1,000,000	
	Gathering/Injection lines	$ 360,000	
	Surface Facilities	$ 350,000	
Total		$ 8,630,000	$3,020,500
2009	Drill & Complete 6 HZ wells	$ 3,900,000	
	Drill & Complete 30 Injection wells	$ 1,800,000	
	Drill & Complete 10 Observation wells	$ 550,000	
	Drill & Complete 12 Delineation wells	$ 600,000	
	1 Well Workover	$ 35,000	
	Gathering/Injection lines	$ 360,000	
Total		$ 7,245,000	$2,535,750
2010	6 Well Workovers	$ 210,000	
2011	8 Well Workovers	$ 280,000	
2012	7 Well workovers	$ 245,000	
2014	6 Well Workovers	$ 210,000	
2015	6 Well Workovers	$ 210,000	
2016	6 Well Workovers	$ 210,000	
		$1,365,000	$477,750

D) Abandonment Costs (2004 U.S. Dollars)

Well Abandonment Cost: $10,000/well

Year	Number of Wells	Total Cost
2015	5	$50,000

2016	5	$50,000
2017	25	$250,000
2018	25	$250,000
2019	25	$250,000
2020	20	$200,000
2021	20	$200,000
2022	20	$200,000
2023	18	<u>$180,000</u>
		$1,630,000

$570,500

Total Future Capital Costs: $36,545,000
Derek's Share of Future Capital Costs: $11,063,600
Derek's Share of Capital Costs Discounted 10%: $7,123,700

Item 2.3 Reserve Disclosure Varies with Accounting

Derek Oil & Gas Corporation files consolidated financial statements. The reserve figures included in this statement are 100 percent of the reserves attributable to Derek Oil & Gas Corporation and 100 percent of the reserves attributable to Derek Resources (U.S.A.) Inc., its wholly-owned consolidated subsidiary.

Item 2.4 Future Net Revenue Disclosure Varies with Accounting

Derek Oil & Gas Corporation files consolidated financial statements. There is no significant portion of the Company's economic interest in future net revenue that is attributable to a consolidated subsidiary in which there is a significant minority interest.

PART 3   PRICING ASSUMPTIONS
Item 3.1 Constant Prices Used in Estimates

The constant case uses the oil price of US$34.25/barrel on May 1, 2004

Item 3.2 Forecast Prices Used in Estimates

Crude Oil and Natural Gas Price Forecast

The price forecast (effective April 1, 2004) is taken from Gilbert Lausten Jung Associates Ltd.'s website of www.glja.com as provided by John Yu, P.Eng., qualified reserves evaluator as follows:

Year	West Texas Intermediate @ Cushing, Oklahoma		U.S. Gulf Coast Gas Price @ Henry Hub	
	Constant 2004 $ <u>$US/bbl</u>	Then Current <u>$US/bbl</u>	Constant 2004 $ <u>$US/Mcf</u>	Then Current <u>$US/Mcf</u>
1993	22.56	18.46	2.58	2.11
1994	20.62	17.18	2.33	1.94

1995	22.03	18.39	2.04	1.70
1996	25.78	21.99	2.95	2.52
1997	23.79	20.61	2.85	2.47
1998	16.38	14.42	2.45	2.16
1999	21.72	19.29	2.61	2.32
2000	33.45	30.22	4.79	4.33
2001	27.99	25.97	4.37	4.05
2002	27.40	26.08	3.53	3.36
2003	31.93	31.07	5.65	5.50
2004	34.25	34.25	5.70	5.70
2005	28.50	29.00	4.75	4.80
2006	26.25	27.00	4.35	4.50
2007	24.00	25.00	4.15	4.35
2008	23.50	25.00	4.10	4.35
2009	23.25	25.00	4.05	4.35
2010	23.25	25.50	4.05	4.40
2011	23.25	25.75	4.05	4.50
2012	23.25	26.25	4.05	4.55
2013	23.25	26.50	4.05	4.60
2014	23.25	27.00	4.05	4.70
		+1.5%/yr		+1.5%/yr

PART 4   RECONCILLIATIONS OF CHANGES IN RESERVES AND FUTURE NET REVENUE
Item 4.1   Reserves Reconciliation

During the year ending April 30, 2004 and therefore at the effective date of April 30, 2004, Derek Oil & Gas Corporation was involved with a single oil property, the LAK Ranch property, located in Wyoming. The LAK Ranch property had no proved reserves in any proved category and no probable reserves in any probable category during this period. Reserves in the possible category are delineated in the table below:

Reconciliation of Company Net Reserves by Product Type (Forecast Prices and Costs) as of April 30, 2004				
	Heavy Oil			
Factors	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Possible (Mbbl)	Net Proved Plus Probable (Mbbl)
April 30, 2003	-	-	-	-
Extensions	0	0	0	0
Improved Recovery	0	0	0	0
Technical Revisions	0	0	3,627.6	0
Discoveries	0	0	0	0
Acquisitions	0	0	0	0
Dispositions	0	0	0	0
Economic Factors	0	0	0	0
Production	0	0	0	0
April 30, 2004	**0**	**0**	**3,627.6**	**0**

Item 4.2   Future Net Revenue Reconciliation

Not applicable; it should be noted that the reserve estimates discussed in this statement are initial reserve estimates made by a qualified independent reserve evaluator on behalf of the Company. The Company had not commissioned any reserve estimates in prior years.

PART 5   ADDITIONAL INFORMATION RELATING TO RESERVES DATA
　　Item 5.1   Undeveloped Reserves

Year Ending	Product Type	Net Possible Undeveloped Reserves (Mbbl)
Before April 30, 2000	Heavy Oil	0
April 30, 2000	Heavy Oil	0
April 30, 2001	Heavy Oil	0
April 30, 2002	Heavy Oil	0
April 30, 2003	Heavy Oil	0
April 30, 2004	Heavy Oil	3,627.6

　Item 5.2   Significant Factors or Uncertainties

The market prices of oil have historically fluctuated widely and are affected by numerous global factors beyond the control of the Company. A decline in such market prices may have an adverse effect on revenues received by the Company from the sale of oil. A decline in prices will also reduce the Company's exploration efforts and make it more difficult to raise capital.

The Company's oil operation is subject to various United States federal, state and local governmental regulations. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil wells below actual production capacity in order to conserve supplies of oil. The production, handling, storage, transportation and disposal of oil, by-products thereof, and other substances and materials produced or used in connection with oil operations are also subject to regulation under federal, state, provincial and local laws and regulations relating primarily to the protection of human health and the environment. To date, expenditures related to complying with these laws, and for remediation of existing environmental contamination, have not been significant in relation to the results of operations of the Company. The requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on our operations.

Item 5.3   Future Development Costs

Future development costs are described under Item 2.2.   Under a farm-in/joint operating agreement with Ivanhoe Energy (USA) Inc., Ivanhoe Energy is responsible for the first US$5 million in capital expenditures on the LAK Ranch project. The Company will finance their share of the LAK Ranch project beyond US$5 million with revenue generated from oil production and with equity financing, as required. The Company may also consider the future use of debt financing when the Company has an oil reserve base of sufficient size and certainty to be able to acquire this type of financing.

PART 6   OTHER OIL AND GAS INFORMATION
Item 6.1   Oil and Gas Properties and Wells

Derek Oil & Gas Corporation is involved in a single property, the LAK Ranch property located onshore in northeastern Wyoming, USA.   The LAK Ranch property has been operated by Ivanhoe Energy (USA) Inc. under a farm-in/joint operating agreement since January of 2004. As of year-end, April 30, 2004, the existing pilot plant operation was being restarted by Ivanhoe Energy.   The LAK Ranch property is close to an all-weather highway and about five miles from Wyoming Refinery, in Newcastle, Wyoming. Oil production from previous pilot operations on the property has been trucked to this facility.

Derek Oil & Gas Corporation has entered into a farm-in and joint operating agreement with Ivanhoe Energy (USA) Inc. (Ivanhoe) of Bakersfield, California dated January 20, 2004.   Under the terms of the agreement Ivanhoe will initially earn a 30% working interest by financing the re-activation of the LAK Ranch enhanced oil recovery (EOR) project and continuing study of the geology, reservoir and production methods necessary to implement a commercial EOR heavy oil project. Ivanhoe will have the option to increase interest in the project on an incremental basis; for each $1,000,000US invested in the project, Ivanhoe will earn an additional 6% working interest to a maximum 60% working interest upon a total capital investment of $5,000,000. In addition to the Ivanhoe agreement, Derek has an agreement with SEC Oil & Gas Partnership (SEC) wherein, subject to certain conditions, SEC will hold a 5% working interest in the project. In the event that each party meets the agreed to conditions, the property ownership will be Ivanhoe, 60%; SEC, 5% and Derek 35%. Furthermore to the working interest scenario described above, Derek owns a 6.0462% royalty interest in certain tracts within the project area. The total landowner and overriding royalty burdens are approximately 21%.

The LAK Ranch property includes one producing oil well and approximately 32 non-producing wells.

Item 6.2   Properties with No Attributed Reserves

Not Applicable

Item 6.3   Forward Contracts

The Company is not bound by an agreement, directly or through LAK Ranch project operator Ivanhoe Energy, under which it may be precluded from fully realizing, or may be protected from the full effect of future market prices for oil.

Item 6.4 Additional Information Concerning Abandonment and Reclamation Costs

Abandonment costs have been estimated by the independent qualified reserves evaluator and are included in 2.2 of this statement.

Item 6.5 Tax Horizon

Derek Oil & Gas Corporation is not required to pay income taxes for its most recently completed financial year and has sufficient loss carry forwards to avoid tax payments for the foreseeable future.

Item 6.6 Costs Incurred

	2004	2003
	$	$
LAK Ranch Project (unproven)		
Opening balance	36,588	32,646
Acquisition costs	(130,635)	3,942
Closing balance	(94,047)	36,588
Exploration and development costs		
Opening balance	14,180,428	13,881,398
Surface preparation and construction	22,236	9,317
Field house, water and power	113,713	-
Professional engineering	58,430	-
General repairs and maintenance	10,035	-
Travel and vehicle	(8,453)	-
Field site insurance	27,018	-
Direct administration	5,939	10,400
Deferred costs	109,554	250,563
Direct wages	51,686	28,752
	14,570,586	14,180,430
Less: SEC Oil and Gas Partnership		
contribution	(661,601)	-
Closing balance	13,908,985	14,180,430
Total 13,814,938		14,217,018

The overall decrease in capitalized expenditures results from the contributions of SEC Limited Partnership and Ivanhoe Energy to the project. The result of these two farm out deals lead to an overall reduction of costs incurred by Derek The costs incurred in 2004 reflect the restarting of the pilot phase of the project, so costs such as water and power, engineering and insurance are greater than in 2003 when the project was inactive. The negative cost reflected in travel and vehicles reflects the sale of one of Derek's two vehicles on site. With Ivanhoe now operating the vehicle was redundant and therefore was sold.

Item 6.7   Exploration and Development Activities

During the year ending April 30, 2004 and therefore at the effective date of April 30, 2004, Derek Oil & Gas Corporation did not complete any wells.

During this period, the Company's most important development activities were centred on the LAK Ranch property, northeastern Wyoming.

Derek Oil & Gas Corporation holds certain petroleum and natural gas interests in approximately 7,400 gross acres in the LAK Ranch Field, Weston County, Wyoming. It is situated on Highway 16, approximately 4.5 miles southeast of the town of Newcastle, Wyoming just west of the South Dakota Border. The interest acreage covers portions of Township 44N, Ranges 60-61W and includes fee and federal leases (see Reserve Report entitled "Evaluation of the Interests of Derek Oil & Gas Corporation in the LAK Ranch Field, Weston County, Wyoming", SEDAR filed on May 5, 2004). LAK Ranch is a cattle ranching area of generally flat terrain, covered by grasses and other vegetation typical of a mid continent climate.

The LAK Ranch Field is situated on the eastern edge of the Powder River Basin and is prospective of heavy napthenic oil production from the Cretaceous age Newcastle Sandstone formation. The Newcastle sand is similar to the Muddy Sand reservoirs of the producing Skull Creek and Mush Creek oil fields located about 9 miles west of LAK Ranch. The Muddy Sand reservoirs produce 30 to 32° API napthenic crude but lie structurally deeper within the Powder River Basin. The Newcastle sands at LAK Ranch outcrop at the surface along the northern and eastern edge of the field and dips into the basin in a synclinal form to a depth of approximately 2,500 feet+ at the southern end of the property. The absence of a reservoir seal has allowed the crude to biodegrade to a 19 ^{o}API gravity oil with a high viscosity at reservoir conditions.

Commercial production of the LAK Ranch will require application of one or more non-traditional oil recovery methods. The combination of complex geology, reservoir heterogeneity, and oil quality present unique recovery challenges. As many as 33 exploratory/production wells have been drilled in the field and three separate enhanced oil recovery (EOR) pilot schemes were carried out from the 1950's to 1980's, none of which for a variety of reasons, resulted in commercial operation. Derek acquired certain interests in the LAK Ranch field in 1997 with the objective of using horizontal wells and SAGD (Steam Assisted Gravity Drainage) technology to develop the field based on successful application of the technique in heavy oil producing areas of Alberta and California. Work began on the project with the drilling of four delineation wells in November, 1997. Further delineation drilling, geological study and thermal simulation modeling culminated with the drilling of two horizontal wells in 2000. Steam generation and injection facilities were then constructed and steam injection was initiated in March 2001. Two separate steam/production cycles were carried out by the end of 2001 recovering approximately 5,000 barrels of oil, demonstrating the economic potential for development. The pilot operation identified areas requiring further technical and geological study necessary to proceed to commercial operation; therefore, in 2004 Derek established a partnership with Ivanhoe Energy, Inc., a company with extensive experience in heavy oil operations, to design, operate and develop the LAK Ranch property.

The terms of the agreement between Ivanhoe and Derek is structured such that upon an expenditure of $5,000,000U.S, Ivanhoe will have earned a 60% working interest and Derek will hold a 35% working interest in the property. Initially, Ivanhoe will hold a 30% working interest and increase participation by 6% for each $1,000,0000U.S. invested in the project. Additionally, Derek holds mineral and overriding royalty interests totaling 6.0462%.

Item 6.8   Production Estimates

The volume of oil production estimated for the LAK Ranch property, Wyoming, USA for the first year reflected in the estimates of future net revenue disclosed under Items 2.1 and 2.2 is 260 barrels per day.

Item 6.9   Production History

During the year ending April 30, 2004 and therefore at the effective date of April 30, 2004, Derek Oil & Gas Corporation did not have any production.